Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Nine Months Ended September 30, 2026

Hamilton, Bermuda, November 10, 2026

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and nine months ended September 30, 2026.

Highlights for the Third Quarter of 2026

•Total time charter revenues of $62.2 million, which represents average time charter equivalent (“TCE”) earnings of approximately $58,400 per day, gross1. Average Baltic 5TC 180 Capesize Index was $41,369 per day.
•Net income of $33.3 million and EBITDA2 of $52.7 million.
•Entered into a new time charter agreement for the Mount Aconcagua for a period of 16 to 18 months at an index-linked rate, reflecting a significant premium to the Baltic 5TC 180 Capesize Index.
•Converted the index-linked time charters for two vessels to fixed-rate time charters at an average rate of approximately $51,200 per day, gross, from August 1, 2026 to December 31, 2026.
•Converted the index-linked time charters for two vessels to fixed-rate time charters at an average rate of approximately $53,000 per day, gross, from September 1, 2026 to March 31, 2027.
•Paid cash distributions of $0.22, $0.25 and $0.28 per common share for July, August and September 2026, respectively

Subsequent Events

•Achieved TCE earnings for October 2026 of approximately $50,900 per day, gross.
•Declared a cash dividend of $0.20 per common share for October 2026.
•Acquired an additional 1,800 shares in Peak Maritime for NOK 0.5 million, increasing the Company’s total ownership in Peak Maritime to 60%.
•Entered into new time charter agreements with their existing charterer for two vessels for a minimum period until October 1, 2027 with a 3-year evergreen structure thereafter at an index-linked rate, reflecting a significant premium to the Baltic 5TC 180 Capesize Index.

Contracted CEO, Lars-Christian Svensen commented:

“The average Baltic 5TC 180 Capesize Index (BCI) for the third quarter of 2026 was $41,369 per day, while the 12-vessel Himalaya fleet achieved average TCE earnings of around $58,400 per day, gross, over the same period. The significant premium to the market reflects the quality of our fleet and the strength of our commercial platform.
The third quarter of 2026 saw an increase in ton miles of 1.6% year-on-year for Capesize cargoes. Across the three major commodities, ton miles increased by 0.1% for iron ore and 26.6% for bauxite, partially offset by a 9.8% decrease in coal. The increase in bauxite ton miles was primarily driven by volumes from West Africa to China.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure prepared in accordance with US GAAP.

2 EBITDA as presented above represents our net income plus depreciation and amortization; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with US GAAP.

The market has been driven by a combination of healthy demand from China and increased exports from West Africa and Australia. Together with limited supply growth, this has led to improved utilization and day rates.

We maintain a positive long-term outlook for large dry bulk vessels. The current order book for new Capesize vessels represents 18% of the existing fleet. Although we have seen a slight increase in the order book, Capesize has the lowest order book among all major shipping segments, and yard capacity for large bulkers is still limited. Additionally, meaningful fleet growth is constrained, with the earliest opportunity for significant deliveries expected around 2030. By then, about 26% of the Capesize fleet will be more than 20 years old. Furthermore, we anticipate that 20% of the total Capesize fleet will require drydocking in 2027 due to Special Surveys.

The Company’s outlook remains positive on expected growth in ton miles. Expected continued growth in bauxite imports to China, with 77% of the 2025 volumes originating from West Africa and Brazil, and the anticipated increase in iron ore production capacity in the Atlantic, specifically from Guinea (gradual year by year estimated to reach 120 million tonnes in 2030) , is expected to continue to drive tonnage demand going forward.

The Company has maintained its strategy of paying monthly distributions and dividends to its shareholders. We expect a significant portion of free cash flow after debt service to be paid to shareholders. For Q3 2026, we declared total cash distributions of $0.75 per share. If our positive market outlook materializes, we may be able to maintain distributions and dividends at these levels.”

Management discussion and analysis

Consolidated Statements of Operations

Three months ended September 30, 2026:

(in $ millions)	Three months ended September 30, 2026	Three months ended September 30, 2025	Change ($)	Change (%)
Total operating revenues	62.6	37.9	24.7	65.2%
Vessel operating expenses	(7.5)	(7.0)	(0.5)	7.1%
Voyage expenses	(0.9)	(0.5)	(0.4)	80.0%
General and administrative expenses	(1.5)	(1.1)	(0.4)	36.4%
Depreciation and amortization	(7.3)	(7.3)	—	—%
Total operating expenses	(17.2)	(15.9)	(1.3)	8.2%
Operating income	45.4	22.0	23.4	106.4%
Total financial expenses, net	(12.1)	(12.5)	0.4	(3.2)%
Net income	33.3	9.5	23.8	250.5%
EBITDA	52.7	29.3	23.4	79.9%

Total operating revenues for the three months ended September 30, 2026 were $62.6 million, a $24.7 million increase compared to the three months ended September 30, 2025. The increase is mainly a result of higher average TCE earnings, gross, achieved in the three months ended September 30, 2026 of $58,400/day compared to $35,600/day in the three months ended September 30, 2025. The average Baltic 5TC 180 Capesize Index was $41,369 per day in the three months ended September 30, 2026 compared to $24,684 per day in the three months ended September 30, 2025. Following the consolidation of Peak Maritime from April 1, 2026, management fee revenue of $0.4 million was recognized in the three months ended September 30, 2026.

Vessel operating expenses for the three months ended September 30, 2026 were $7.5 million, a $0.5 million increase compared to the three months ended September 30, 2025. As some of the vessels are now more than 3 years old and due to general price increases as a result of inflation, expenses have generally increased including stores and consumables, spares, repairs and maintenance, lubricating oils and crew costs in the three months ended September 30, 2026 compared to the corresponding three months in the prior year. The Company achieved an average vessel operating cost per day rate3 of $6,800 and $6,400 for the three months ended September 30, 2026 and 2025, respectively.

Voyage expenses for the three months ended September 30, 2026 were $0.9 million, a $0.4 million increase compared to the three months ended September 30, 2025. The increase was primarily driven by a $0.3 million increase in bunker costs as a result of the re-delivery of the Mount Aconcagua in July 2026, as well as higher commission expenses associated with the increase in time charter revenues in the three months ended September 30, 2026.

General and administrative expenses for the three months ended September 30, 2026 were $1.5 million, a $0.4 million increase compared to the three months ended September 30, 2025. The consolidation of Peak Maritime from April 1, 2026, resulted in a $0.7 million increase in payroll costs in the three months ended September 30, 2026. This was partly offset by a reduction in management fees charged by Peak Maritime as these were eliminated upon consolidation in the three months ended September 30, 2026. Management fees amounted to $0.4 million in the three months ended September 30, 2025.

Total financial expenses, net, for the three months ended September 30, 2026 was $12.1 million, a $0.4 million decrease compared to the three months ended September 30, 2025. The decrease is mainly due to a lower interest expense on a reduced average loan principal outstanding in the three months ended September 30, 2026 compared to the three months ended September 30, 2025, as a result of quarterly repayments under the sale and leaseback financing facilities.

Nine months ended September 30, 2026:

(in $ millions)	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Change ($)	Change (%)
Total operating revenues	149.8	89.8	60.0	66.8%
Vessel operating expenses	(22.0)	(21.0)	(1.0)	4.8%
Voyage expenses	(2.1)	(1.0)	(1.1)	110.0%
General and administrative expenses	(4.6)	(3.7)	(0.9)	24.3%
Depreciation and amortization	(21.9)	(21.9)	—	—%
Total operating expenses	(50.6)	(47.6)	(3.0)	6.3%
Operating income	99.2	42.2	57.0	135.1%
Total financial expenses, net	(36.3)	(38.0)	1.7	(4.5)%
Net income	62.9	4.2	58.7	1397.6%
EBITDA	121.1	64.1	57.0	88.9%

Total operating revenues for the nine months ended September 30, 2026 were $149.8 million, a $60.0 million increase compared to the nine months ended September 30, 2025. The increase is mainly a result of higher average TCE earnings, gross, achieved in the nine months ended September 30, 2026 of $47,200/day compared to $28,400/day in the nine months ended September 30, 2025. The average Baltic 5TC 180 Capesize Index was $33,578 per day in the nine months ended September 30, 2026 compared to $18,851 per day in the nine months ended September 30, 2025. Following the consolidation of Peak Maritime from April 1, 2026, management fee revenues of $0.8 million was recognized in the nine months ended September 30, 2026.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the period.

Vessel operating expenses for the nine months ended September 30, 2026 were $22.0 million, a $1.0 million increase compared to the nine months ended September 30, 2025. As some of the vessels are now more than 3 years old and due to general price increases as a result of inflation, certain expenses have increased including spares by $0.3 million, crew cost by $0.3 million, repairs and maintenance by $0.2 million, and service fees by $0.1 million in the nine months ended September 30, 2026 compared to the corresponding nine months in the prior year. In addition, expense for lubricating oil increased by $0.1 million due to an increase in prices following the armed conflict in the Middle East in 2026. The Company achieved an average vessel operating cost per day rate of $6,700 and $6,400 for the nine months ended September 30, 2026 and 2025, respectively.

Voyage expenses for the nine months ended September 30, 2026 were $2.1 million, a $1.1 million increase compared to the nine months ended September 30, 2025. This increase is primarily attributable to higher commission expenses associated with the increase in time charter revenues in the nine months ended September 30, 2026. In addition, bunker costs increased by $0.5 million as a result of vessel re-deliveries in the nine months ended September 30, 2026.

General and administrative expenses for the nine months ended September 30, 2026 were $4.6 million, a $0.9 million increase compared to the nine months ended September 30, 2025. The consolidation of Peak Maritime from April 1, 2026 resulted in a $1.4 million increase in payroll costs in the nine months ended September 30, 2026. In addition, social security costs increased by $0.2 million due to share options exercised under the employee share option scheme during the nine months ended September 30, 2026 as the Company is required to make certain social security payments in connection with share option exercises. The increase was partly offset by a reduction in management fees charged by Peak Maritime as these were eliminated upon consolidation from April 1, 2026. Management fees in the nine months ended September 30, 2025 amounted to $1.1 million.

Total financial expenses, net, for the nine months ended September 30, 2026 was $36.3 million, a $1.7 million decrease compared to the nine months ended September 30, 2025. The decrease is mainly due to lower interest expense as a result of a reduced average loan principal amount outstanding in the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025, as a result of quarterly repayments under the sale and leaseback financing facilities.

Consolidated Balance Sheets

Vessels and equipment as of September 30, 2026 was $801.9 million, a $21.9 million decrease compared to $823.8 million as of December 31, 2025. The decrease is due to vessel depreciation in the nine months ended September 30, 2026.

Total debt, net of deferred finance costs, as of September 30, 2026 was $671.6 million, a $17.6 million decrease compared to $689.2 million as of December 31, 2025. The decrease is primarily due to the repayments of principal of $19.5 million on the sale and leaseback arrangements, partially offset by amortization of deferred finance costs of $1.9 million.

Consolidated Statements of Cash Flows

Three months ended September 30, 2026

Net cash provided by operating activities for the three months ended September 30, 2026 was $43.8 million, compared to $18.3 million in the three months ended September 30, 2025. The increase is primarily due to the increase in total operating revenues by $24.7 million and an increase in net cash inflows due to the timing of working capital movements.

Net cash used in financing activities for the three months ended September 30, 2026 was $38.9 million, compared to $16.6 million in the three months ended September 30, 2025. Net cash used in financing activities in the three months ended September 30, 2026 primarily consisted of cash distributions of $32.5 million and repayments on the sale and leaseback financings of $6.5 million, slightly offset by net proceeds of $0.1 million from issuance of shares in connection with the exercise of share options. Net cash used in financing activities in the three months ended September 30, 2025 primarily consisted of cash distributions of $10.2 million and repayments on the sale and leaseback financings of $6.4 million.

Nine months ended September 30, 2026

Net cash provided by operating activities for the nine months ended September 30, 2026 was $87.8 million, compared to $27.0 million in the nine months ended September 30, 2025. The increase is primarily due to the increase in total operating revenues by $60.0 million, and an increase in net cash inflows by $2.1 million due to the timing of working capital movements.

Net cash used in financing activities for the nine months ended September 30, 2026 was $80.5 million, compared to $20.0 million in the nine months ended September 30, 2025. Net cash used in financing activities in the nine months ended September 30, 2026 primarily consisted of cash distributions of $64.4 million and repayments on the sale and leaseback financings of $19.5 million, offset by net proceeds of $3.4 million from issuance of shares in connection with the exercise of share options. Net cash used in financing activities in the nine months ended September 30, 2025 consisted of repayments on the sale and leaseback financings of $20.4 million and the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6.0 million, and payments of cash distributions of $14.4 million, offset by net proceeds of $14.8 million from the private placement conducted in March 2025 and drawdowns from the Drew facility of $6.0 million.

Liquidity and Financing

As of September 30, 2026, the Company had cash and cash equivalents of $39.7 million and $10.0 million available to draw down under the Drew facility.

As of September 30, 2026, cash and cash equivalents of $39.7 million, included $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCB Financial Leasing Company Limited and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers concluded in February 2026. The Company’s cash break-even is currently $24,600 per vessel, per day.

Commercial Update

In the third quarter of 2026, the Company achieved average TCE earnings, gross of approximately $58,400 per day, including average daily scrubber benefits of approximately $2,300 per day.

In addition, in the third quarter of 2026, the Company’s vessels trading on index-linked time charters achieved average TCE earnings, gross of approximately $58,900 per day, including average daily scrubber benefits. The Company’s vessels trading on fixed rate time charters achieved average TCE earnings, gross of approximately $55,900 per day, including average daily scrubber benefits.

The Baltic 5TC 180 Capesize Index averaged $41,369 per day in the third quarter of 2026.

Fleet Status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type	2026	2027				2028
			Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	Index
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna	2023	DF Newcastlemax	$51,200[1,2]
Mount Blanc	2023	DF Newcastlemax	$51,200[1,2]
Mount Matterhorn	2023	DF Newcastlemax	$53,000		3
Mount Neblina	2023	DF Newcastlemax	Index[1,2]
Mount Bandeira	2024	DF Newcastlemax	Index[1,2]
Mount Hua	2024	DF Newcastlemax	1,3	Index[2]
Mount Elbrus	2024	DF Newcastlemax	Index[2]
Mount Denali	2024	DF Newcastlemax	1 3	Index[2]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	$53,000		Index

Option	Available

1 Plus scrubber premium according to the terms of the time charter agreement
2 Evergreen structure
3 Index

Market Commentary

The Baltic 5TC 180 Capesize index averaged $41,369 per day in Q3 2026, compared with $24,684 per day during the same period in 2025.

China continues to import iron ore at higher year-on-year volumes, especially from long haul trades. China iron ore imports in the third quarter of 2026 reached an all-time high, up 3.5% from 2025. As Brazil faces increased competition on tonnage from West Africa bauxite exports, rates have stabilized at a higher level than in previous years.

Bauxite exports from West Africa continued to grow with a year-on-year increase of 21% in the third quarter of 2026 contributing positively to ton-mile growth of 26.6% over the same period.

Given the existing order book for Newcastlemax vessels, available newbuilding berths for delivery before the first half of 2030 are expected to be limited. The current newbuilding cost for a dual-fuel Newcastlemax in China is believed to be approximately $95 million.

We continue to see upside potential for the Capesize market, supported by strong export growth in iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be progressing well. Over the next 24 months we expect Phase 1 production to ramp-up to 60 million tons per annum, with a further 60 million tons per annum expected from Phase 2.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions, including trade wars and tariffs. Although we have not been directly impacted by the tariffs and tolls announced by the U.S. administration, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels have historically affected the market for Capesize and Newcastlemax vessels. The year to date impact of military actions in the Middle East and resulting disruption to traffic through the Strait of Hormuz has been limited for the Capesize market, although there has been some upward pressure on rates due to increased fuel cost for operators.

Capesize Fleet Development

Growth in vessel supply of large bulk carriers is still anticipated to be moderate in the coming years with a current Capesize fleet at 412 million dwt as of September 30, 2026, compared to 405 million dwt as of September 30, 2025.

The current order book for Capesize dry bulk vessels currently stands at 18% of the existing fleet, up from 14% in the second quarter. In the third quarter of 2026, 6.5 million dwt was ordered compared to 8.3 million dwt ordered in the same period of 2025.

Scrapping remains negligible due to the strong market conditions.

Operational Update

In the three months ended September 30, 2026, our fleet had 1,104 operational days, and a utilization rate of 99.7%.

Outlook

Approximately 366 large bulk carriers are scheduled for delivery by the end of 2031. Based on the current order book, the fleet is projected to grow by 5% in 2027. We anticipate that a significant number of vessels will require dry docking in the coming years. In 2027, about 20% of the total Capesize fleet, comprising vessels ranging from 159,000 dwt to 211,000 dwt, will be due for dry dock or Special Surveys, which is expected to reduce effective fleet capacity while these vessels are out of service. In 2027, approximately 11% of the Capesize fleet will be 20 years old or older, which is projected to increase to about 26% by 2030.

The trend of ton mile-intensive trades of raw materials sourced from the Atlantic basin to meet demand in the Far East is expected to continue. Iron ore shipments from Brazil and Guinea typically involves sailing distances approximately three times longer than shipments from the Pacific basin. Iron ore volumes from Guinea are expected to rise gradually year by year, reaching an estimated 120 million tonnes of additional supply by 2030 and steadily boosting ton-mile demand. These anticipated additional iron ore volumes may impact volumes exported from Australia or Chinese domestic production volumes.

We believe that Himalaya’s structure, with index linked charters currently earning an average premium of 40% over the Baltic 5TC 180 BCI index plus scrubber benefits on most vessels, low G&A costs and financing at fixed bareboat rates for seven years following the delivery of each vessel, positions us well to continue delivering solid returns to our shareholders in the coming years in a spot market that we expect to remain strong.

Forward Looking Statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, expectations, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, the terms of our charters and chartering activity including the information under “Fleet Status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, potential upside in the Capesize market, positive market outlook, the expectation that our structure positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be a strong spot market, expected demand for vessels and expected drivers of demand including projects and expected output of projects and timing thereof, and expected impact on ton miles, expected increase in iron-ore production capacity, expected trends in the global fleet including expected supply of new vessels in the coming years and expected cost of newbuilds, order book for new Capesize vessels, expected increase in ton miles, expected growth in the fleet, our cash breakeven point, statements about our dividend strategy and expectation that a significant portion of free cash flow after debt service will be paid to shareholders, statements made in the sections above entitled “Market Commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, expected and scheduled drydocking and Special Surveys, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the rates and other terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events including risks relating to the military actions in the Middle East;
•our ability to refinance our debt and other obligations as they fall due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•risk of a continued economic slowdown in China and other factors impacting demand from China;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions, including the impact of military actions in the Middle East;
•changes in the size of the fleet or ton miles;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on ton miles and impact on the Capesize market;

•our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 12, 2026.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

November 10, 2026

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Questions should be directed to:

Lars-Christian Svensen: Contracted CEO, +47476 38756

APPENDIX

UNAUDITED NON-GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance. Set forth below is a reconciliation of average TCE earnings, gross to time charter revenues for the periods presented.

In $ millions, except per day and number of days	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Time charter revenues	62.2	37.9	149.0	89.8
Add: Address commissions	2.3	1.4	5.6	3.3
Total time charter revenues, gross	64.5	39.3	154.6	93.1
Fleet operational days	1,104	1,104	3,276	3,276
Average TCE earnings, gross	58,400	35,600	47,200	28,400

EBITDA, which is a non-GAAP measure, represents our net income plus depreciation and amortization; total financial expenses, net; and income tax expense. We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net income for the periods presented.

	Three months ended		Nine months ended
In $ millions	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income	33.3	9.5	62.9	4.2
Depreciation and amortization	7.3	7.3	21.9	21.9
Total financial expenses, net	12.1	12.5	36.3	38.0
Income tax	—	—	—	—
EBITDA	52.7	29.3	121.1	64.1

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.